Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2017

Public Pursuant to Rule 17a-5 (e) (3) and CFTC Regulation 1.10

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-52843

REPORT FOR THE PERIOD BEGINNING 07/01/16 **AND ENDING** 06/30/17
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

625 Broadway 12th Floor

(No. and Street)

New York	New York	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. Billings   (213) 688-6756
                                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

RSM US LLP

One South Wacker Drive	Chicago	Illinios	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

-2-

OATH OR AFFIRMATION

We, Richard Jablonski and Daniel Billings, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of June 30, 2017, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.



MAGALY IGLESIAS
Notary Public - California
Los Angeles County
Commission # 2168644
My Comm. Expires Nov 10, 2020



Name   Richard M. Jablonski
Title   Chief Executive Officer

Name   Daniel E. Billings
Title   Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
x	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

LIME BROKERAGE LLC

TABLE OF CONTENTS



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the Company) as of June 30, 2017, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of June 30, 2017, in conformity with U.S. generally accepted accounting principles.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statement as a whole.

RSM US LLP

Chicago, Illinois
August 23, 2017

LIME BROKERAGE LLC
Statement of Financial Condition
As of June 30, 2017

ASSETS

Cash	$	667,619
Cash segregated for the benefit of customers		200,732
Accounts receivable		771,036
Due from clearing brokers		4,246,198
Due from other brokers		167,486
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $9,038,668		372,187
Intangible and intellectual property, less accumulated amortization of $1,109,505		814,492
Deferred tax assets		4,408,224
Due from Parent		1,864,342
Other assets		216,514
Total assets	$	13,728,830

LIABILITIES AND MEMBER'S EQUITY

Due to other brokers	$	2,411,048
Deferred lease liability		185,264
Accounts payable		105,164
Accrued expenses and other liabilities		1,091,167
Total liabilities		3,792,643
Member's equity		9,936,187
Total liabilities and member's equity	$	13,728,830

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Lime Brokerage LLC (the Company), a wholly-owned subsidiary of WEDBUSH, Inc. (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), an entity affiliated by common ownership and ABN AMRO Clearing Chicago LLC (ABN), pursuant to clearing agreements (collectively referred to as the Clearing Brokers). The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5. The Parent has agreed to provide financial support to the Company and may supply additional capital as required to meet both regulatory and/or business requirements.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) **Basis of Presentation**

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows.

(b) **Use of Estimates**

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues, and expenses during the reporting period. Although estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) **Fair Value**

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short term nature.

(d) **Cash**

The Company maintains cash in accounts held by major banks and financial institutions, which at times, exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) *Accounts Receivable*

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(f) *Furniture, Equipment and Leaseholds*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over 10 or 15 years.

(g) *Income Taxes*

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the Parent, for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent, under the modified separate return approach, consistent with the tax sharing agreement with the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

(h) *Accounting Developments*

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018, for public business entities. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's financial statements. This ASU is effective for the Company for fiscal year 2020.

2. **DUE FROM CLEARING BROKERS**

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due to clearing brokers is related to the Company's clearing relationship with WSI. The Company does not have any deposits or balances due to or from ABN. At June 30, 2017, Due from clearing brokers includes required deposits aggregating $250,801 with the Clearing Brokers pursuant to the clearing agreements.

LIME BROKERAGE LLC
Notes to Financial Statements - continued
June 30, 2017

3. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks or Exchanges for which the Company receives rebates and incurs execution and other costs. Net rebates were reported as Due from other brokers and net fees were reported as Due to other brokers.

Certain customer trades are routed to floor brokers at the New York Stock Exchange or other service providers for execution for which the Company incurs execution and other costs. These fees were reported as Due to other brokers.

The Company invoices certain broker dealer clients on a monthly basis for transaction fees. These fees were reported as Due from other brokers.

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements at June 30, 2017 are as follows:

Leasehold improvements	$ 2,392,852
Furniture	801,677
Office equipment	943,984
Computer equipment	5,272,342
Subtotal	9,410,855
Less accumulated depreciation and amortization	9,038,668
Net	$ 372,187

5. INTANGIBLES - INTELLECTUAL PROPERTY

Per Accounting Standards Codification (ASC) 350-30, intangible assets with finite useful life are amortized over useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization on June 30, 2017 was $559,505.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company amortized this asset over 4 years. The accumulated amortization on June 30, 2017 was $550,000.

The projected amortization of these assets for fiscal years ending June 30 is:

	Total
2018	$ 91,600
2019	91,600
2020	91,600
2021	91,600
2022	91,600
Thereafter	356,492
	$ 814,492

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

7. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2017, the Company's net capital was $1,326,613, which was $1,073,770 in excess of its minimum requirement of $252,843. The ratio of aggregate indebtedness to net capital was 2.85:1.

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a non-cancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2017, there have been no drawdowns under this letter of credit.

On June 12, 2008, the Company entered into a non-cancellable operating lease for office space in New York. The lease expires on November 12, 2018. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2017, there have been no drawdowns under this letter of credit.

On March 29, 2013, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The Company's obligation under the operating lease is unconditionally guaranteed by the Parent. The term of this lease began on October 1, 2013 and ends on August 31, 2023.

As of June 30, 2017, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30,		
2018	$	1,066,000
2019		679,000
2020		476,000
2021		479,000
2022		490,000
Thereafter		576,000
Total future office lease payments	$	3,766,000

The Company subleases to WSI space in its New York City office.

The Company subleases office space from WSI in New Jersey and Illinois.

As part of its operations, the Company entered into equipment lease agreements with Wedbush Leasing Inc. (WLI), an affiliated entity through common ownership and also a non-affiliated entity. The Company's obligation under the equipment lease with the non-affiliated entity is unconditionally guaranteed by WSI. The equipment leases range from 1-10 years. As of June 30, 2017, future minimum lease payments due under the equipment leases are approximately as follows:

Years Ending June 30,		
2018	$	185,000
2019		113,000
2020		65,000
2021		37,000
2022		30,000
Thereafter		5,000
Total future equipment lease payments	$	435,000

9. **RELATED PARTY TRANSACTIONS**

For the year ended June 30, 2017, the Company entered into occupancy and telecommunications expense sharing transactions with WSI. As of June 30, 2017, the Company was due $1,106 from WSI. This amount is included in Other assets on the Statement of Financial Condition.

The Company provided brokerage and technology services to WSI.

At June 30, 2017, the Company had a clearing deposit of $250,801 and a clearing account balance of $3,995,397 with WSI. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

At June 30, 2017 the Company was due $1,864,342 from the Parent which primarily consisted of the utilization of the Company's net operating losses in the Parent's federal consolidated and state combined tax returns. This amount is included in Due from Parent on the Statement of Financial Condition.

10. **INCOME TAXES**

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with the Parent. The Company calculates its corresponding tax amounts on a modified separate return basis, consistent with the tax sharing agreement with the Parent, utilizing currently enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the Parent and corresponding consolidated group.

The Parent assesses its tax positions for all open tax years (2013-2016) and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following:

Deferred tax assets		
Net operating loss	$	2,059,193
R&D credits		1,457,578
Accrued expenses		365,712
Amortization		246,743
Depreciation		253,016
Deferred lease liability		78,483
Legal reserves		6,134
Total deferred tax assets		**4,466,859**
Valuation allowance		(58,635)
Net deferred tax assets	**$**	**4,408,224**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized with the exception of the valuation allowance recorded against the net operating loss.

11. **401(K) PLAN**

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the Wedbush 401(k) Plan) for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company has not made a decision yet in regard to the 2016 plan year ended December 31, 2016 or the six-month period ended June 30, 2017.

12. **SUBSEQUENT EVENTS**

The Company has evaluated all events subsequent to June 30, 2017, up until the date the financial statements were issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

LIME BROKERAGE LLC
**Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 of the Securities and Exchange Commission and
Regulation 1.17 of the Commodity Futures Trading Commission**
June 30, 2017

Member's Equity	$	9,936,187
Add back: Discretionary liabilities		90,000
Nonallowable assets		
Cash		170,000
Due from clearing brokers		16,049
Due from other brokers		66,730
Accounts receivable		771,036
Furniture, equipment, and leaseholds, net of depreciation and amortization		372,187
Intangible and intellectual property, net of amortization		814,492
Deferred tax assets		4,408,224
Due from Parent		1,864,342
Other assets		216,514
Total nonallowable assets		8,699,574
Net capital before haircuts		1,326,613
Less haircuts		-
Net capital		1,326,613
Minimum net capital requirement (under SEC Rule 15c3-1) - the greater of $250,000 or 6.67% of aggregate indebtedness		252,843
Minimum net capital requirement (under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement		252,843
Excess net capital	$	1,073,770
Aggregate indebtedness	$	3,792,643
Ratio of aggregate indebtedness to net capital		2.85 to 1

There are no material differences between the original computation of net capital included in the Company's unaudited Form X-17-a-5 Part II filed on July 26, 2017 and the computation of net capital, as presented above.

LIME BROKERAGE LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2017   Schedule II

The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and, therefore, has no amounts reportable under the rule.



Independent Auditor's Report on Internal Control

To the Board of Directors
Lime Brokerage LLC

In planning and performing our audit of the financial statements of Lime Brokerage LLC (the Company), as of and for the year ended June 30, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined above. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
August 23, 2017